

December 14, 2022

Dwight Witmer
Chief Executive Officer
L A M Y
201 Allen St.
Unit 10104
New York, NY 10002

>   **Re: L A M Y**
>   **Amendment No. 4 to Registration Statement on Form S-1**
>   **Filed December 12, 2022**
>   **File No. 333-266341**

Dear Dwight Witmer:

We have reviewed your amended registration statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our December 6, 2022 letter.

Amendment No. 4 to Registration Statement on Form S-1

Report of Independent Registered Public Accounting Firm, page F-2

1.   We note the changes you made in response to comment 2. Please obtain and file an audit report that reflects the restatement. In addition, provide a disclosure of the nature and the impact of the error. Refer to ASC 250-10-50-7.

You may contact Keira Nakada at 202-551-3659 or Joel Parker at 202-551-3651 if you have questions regarding comments on the financial statements and related matters. Please contact Nicholas Nalbantian at 202-551-7470 or Donald Field at 202-551-3680 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Robert Zepfel